METALLICA

RESOURCES INC.

First quarter report

Three months ended

March 31, 2007

Report to Shareholders(all amounts in US$ unless otherwise noted)

Significant events January 1, 2007, to date:

  The Cerro San Pedro project produces its first gold-silver doré in April.

  Mineral reserves increase 25% at Cerro San Pedro, to 2.6 million gold-equivalent ounces.

  Drilling at El Morro demonstrates that high-grade copper-gold mineralization remains open at depth.

  $1.2 million program to explore terrain outside the currently-defined La Fortuna resource planned for 2nd quarter 2007.

  3,500-meter exploration drilling program commences at Rio Figueroa.

MEXICO – Cerro San Pedro Project (100%-owned)

The 100%-owned Cerro San Pedro gold and silver heap-leach project is located in central Mexico, 20 kilometers outside the state capital city of San Luis Potosí. Cerro San Pedro will operate as an open pit mine. Gold/silver doré will be produced by subjecting run-of-mine ore to heap leaching using a Merrill-Crow recovery process.

The mineral reserve for the Cerro San Pedro project was updated in February 2007, increasing 25% over that previously reported. The revised proven and probable reserve is 85.8 million tonnes, averaging 0.55 g/t gold and 22.5 g/t silver. This equates to 1.51 million ounces gold and 62 million ounces silver or a gold-equivalent reserve of 2.55 million ounces. The revised reserve is based on historical, three-year average gold and silver prices of $475 per ounce of gold and $8 per ounce of silver.

Cerro San Pedro Project – Mineral reserves and resources

							Contained
				Gold	Contained	Contained	gold
		Gold	Silver	equiv.	gold	silver	equiv.
	Tonnes	grade	grade	grade	ounces	ounces	ounces
	(000’s)	(g/t)	(g/t)	(g/t)	(000’s)	(000’s)	(000’s)
Mineral reserves
Proven and probable	85,813	0.55	22.50	0.93	1,510	62,100	2,550
Mineral resources
Measured	106,230	0.55	20.30	0.89	1,880	69,000	3,040
Indicated	9,853	0.47	19.50	0.80	150	6,000	250
Total	116,083	0.54	20.20	0.88	2,030	75,000	3,290
Inferred	3,154	0.44	21.70	0.81	40	2,000	70

1)     Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.

2)     Mineral reserves have been estimated at a price of $475 per ounce of gold and $8.00 per ounce of silver.

3)     Mineral reserves are contained within mineral resources.

4)     Mineral resources have been estimated at a cut-off grade of 0.20 g/t gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5)     Silver-to-gold ratio is estimated at 59.375:1.

6)     Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: This table uses the terms "measured and indicated mineral resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

7)     Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Mine production is forecast to average 90,000 ounces of gold and 2.1 million ounces of silver per year over a currently estimated mine life of 10 years. Using a silver-to-gold ratio of 60:1, this equates to approximately 125,000 ounces of gold and gold-equivalent silver per year. The life of mine production is expected to exceed 890,000 ounces of gold and 21 million ounces of silver.

Cerro San Pedro is expected to be a low-cost gold producer, with cash costs strongly impacted by the price of silver. At a silver price of $13 per ounce, forecast life-of-mine cash operating costs, net of silver credits, are expected to be $91 per ounce.

The mine produced its first gold-silver doré in April. Doré will be poured on a regular basis as the project advances towards full production later this year. Production for 2007 is forecast to be 40,000 ounces of gold and 950,000 ounces of silver.

Other activities during the first quarter included commencement of construction of the second and third cells of the phase-one leach pad. When complete, the cells will provide heap-leach capacity for production through 2008. On the community and environmental front, programs continued on pace during the quarter, with no new developments to report.

CHILE – El Morro Project (30%-owned)

Metallica’s 30% interest in the El Morro project includes the La Fortuna and El Morro copper-gold porphyry deposits. The project is located approximately 80 kilometers east of the city of Vallenar in northern Chile and is situated along one of the most prolific copper belts in the world.

In March, Xstrata reported the results of a six-hole, 6,208-meter drilling program completed in November 2006. All six holes intercepted significant high-grade copper-gold mineralization and all holes terminated in mineralization at depths 100 to 150 meters below the existing measured and indicated resource of the La Fortuna deposit. An example is drill hole DDHF-144 which, from 84 meters to its final depth of 860 meters, intercepted 776 meters averaging 0.93% copper and 0.98 g/t gold.

Metallica’s 30% share of the currently-estimated La Fortuna resource is 1.94 billion pounds of copper and 2.54 million ounces gold in the measured and indicated categories, and 0.73 billion pounds of copper and 0.94 million ounces of gold in the inferred category. The resource assumes a 0.4% copper-equivalent cut-off and has not yet been updated to reflect the results of the November 2006 deep drilling.

La Fortuna Deposit – Mineral resources (Reported as 100%) Copper cut-off basis
					Contained	Contained
Copper			Copper	Gold	copper	gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classification	(000’s)	(%)	(g/t)	(000’s)	(000’s)
0.3%	Measured	188,800	0.69	0.58	2,872,000	3,515
	Indicated	299,800	0.53	0.49	3,504,000	4,704
	Total	488,600	0.59	0.52	6,376,000	8,219
	Inferred	226,700	0.48	0.41	2,392,000	3,001
0.4%	Measured	165,700	0.73	0.62	2,667,000	3,276
	Indicated	214,300	0.60	0.56	2,835,000	3,845
	Total	380,000	0.65	0.58	5,502,000	7,121
	Inferred	142,200	0.56	0.49	1,771,000	2,251

Copper equivalent cut-off basis ($1.00/lb copper and $400/oz gold)

Copper					Contained	Contained
equivalent			Copper	Gold	copper	gold
cut-off	Resource	Tonnes	grade	grade	pounds	ounces
grade	classification	(000’s)	(%)	(g/t)	(000’s)	(000’s)
0.3%	Measured	200,800	0.66	0.56	2,919,000	3,600
	Indicated	371,300	0.48	0.44	3,889,000	5,260
	Total	572,100	0.54	0.48	6,808,000	8,860
	Inferred	339,700	0.41	0.34	3,031,000	3,670
0.4%	Measured	192,000	0.68	0.57	2,871,000	3,550
	Indicated	314,500	0.52	0.49	3,586,000	4,930
	Total	506,500	0.58	0.52	6,457,000	8,480
	Inferred	230,600	0.48	0.42	2,421,000	3,120

1)     The mineral resource estimate, calculated on a copper cut-off basis, is classified as a measured, indicated and inferred mineral resource estimate in accordance with CIM definitions of mineral resources and mineral reserves. The Qualified Person, as defined by National Instrument 43-101, responsible for the design and completion of the updated mineral resource estimate based on a copper cut-off basis was Ricardo Raul Roco, Member – Australasian Institute of Mining and Metallurgy, and Manager of Mines Geology for Xstrata Copper.

2)     Mineral resources do not have demonstrated economic viability.

3)     The mineral resource estimate, calculated on a copper equivalent cut-off basis, is classified as a measured, indicated and inferred mineral resource estimate in accordance with CIM definitions of mineral resources and mineral reserves. The Qualified Persons, as defined by National Instrument 43-101, responsible for the restated mineral resource estimate on a copper equivalent cut-off basis were Dr. Bruce M. Davis, Fellow –Australasian Institute of Mining and Metallurgy, and Chief Geostatistician for Norwest Corporation, and Mark A. Petersen, Certified Professional Geologist and Vice President of Exploration for Metallica Resources Inc.

4)     Inferred mineral resources are defined on the basis of drill sample density and include inferred mineral resources occurring within and outside a simulated pit shell based on $1.20 per pound copper and $400 per ounce gold.

5)     Cautionary note to U.S. investors concerning estimates of indicated mineral resources: This table uses the term "indicated mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

6)     Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Xstrata continues to advance an exploration decline into the La Fortuna deposit. Approaching 430 meters in length at the time of this writing, the decline is intended to transect both the enriched-copper zone and the underlying primary zone of mineralization in order to further validate the deposit’s grade and provide additional material for metallurgical and engineering studies.

Preparation of the feasibility study will dominate activities at La Fortuna during the coming months. Xstrata is required to fund and complete the study by September 2007.

Other developments at El Morro include Xstrata and Metallica’s intention to spend $1.2 million during the year on new exploration outside the currently-defined La Fortuna resource area. Exploration may include further work at the namesake El Morro deposit.

EXPLORATION

The Rio Figueroa copper-gold project is located in north-central Chile, approximately 17 kilometers from the Kinross/Bema Refugio gold-copper mine and approximately 80 kilometers southeast of the Chilean city of Copiapó. The project is situated along the same prolific copper belt as El Morro. In September 2004, Metallica entered into an option agreement to acquire a 100% interest in the Rio Figueroa property. The agreement requires that Metallica make cash payments totaling $3.5 million over a five-year period and incur $1.5 million in exploration expenditures over a three-year period. The exploration commitment has been satisfied.

The Company has budgeted $1.6 million for exploration activities at Rio Figueroa in 2007, including 5,000 meters for drilling and $0.4 million for an option payment to the property owner. Work on the initial 3,500 meters of drilling commenced in March 2007 and will follow up on the copper-gold mineralization intercepted in last year’s drill program to better define the limits of the mineralized zone.

On behalf of the Board of Directors,

"Signed"
Richard J. Hall
President and Chief Executive Officer

May 7, 2007

Management’s Discussion and Analysis

Management’s discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three months ended March 31, 2007 and 2006 has been prepared based on information available to the Company as of May 1, 2007. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three months ended March 31, 2007 and 2006, and in conjunction with MD&A for the year ended December 31, 2006. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. The accounting policies have been consistently followed in preparation of the consolidated financial statements except that the Company has adopted the guidelines governed by the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530 – "Comprehensive Income" and 3855 – "Financial Instruments – Recognition and Measurement", which became effective for the Company on January 1, 2007 and requires the Company to disclose comprehensive income and its components. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars unless otherwise noted.

Overview

The Company is completing construction of its Cerro San Pedro gold and silver mine in Mexico. The Company has not yet recorded any revenue from operations to date. Financial results of operations primarily consist of interest income, general and administrative expenses, exploration expenses, foreign exchange gains and losses and other non-cash expenses.

Financial Results of Operations

First Quarter 2007 Compared to First Quarter 2006

The Company reported a loss of $0.76 million ($0.01 per share) for the three months ended March 31, 2007 as compared to a loss of $0.37 million ($0.00 per share) for the three months ended March 31, 2006.

General and administrative expenses increased by $0.30 million in the current period to $0.76 million. The increase resulted from additional payroll costs totaling $0.13 million principally due to salary increases and the hiring of additional employees resulting from the Company’s transition from an exploration company to a gold and silver producer. Other cost increases in the current period relate to an increase in use of Sarbanes-Oxley and other consultants, and higher stock exchange fees and annual financial statement audit fees.

Stock compensation expense increased by $0.17 million in the current period to $0.21 million. The increase primarily resulted from current period vesting of 0.94 million of stock options granted from April through December 2006 with fair values of $1.61 to $2.52 per option. In the preceding period, stock option vesting was based on lower fair values of $0.79 to $0.94 per option. The Company’s stock option awards generally vest over a period of two years.

Restricted stock unit ("RSU") expense represents the increase in the estimated fair value of 370,000 RSUs outstanding at March 31, 2007 and 2006. RSU expense is recorded over the vesting period. The $0.14 million increase in RSU expense when compared to the preceding period is principally due to an increase in the Company’s share price from Cdn$3.83 at March 31, 2006 to Cdn$5.56 at March 31, 2007.

Foreign exchange gain of $0.17 million in the current period, as compared to a foreign exchange loss of $0.05 million in the previous period, principally results from a strengthening of the Canadian dollar relative to the U.S. dollar in the current period versus a slight weakening of the Canadian dollar versus the U.S. dollar in the preceding period. The Canadian dollar/U.S. dollar exchange rate was 1.156 at March 31, 2007 as compared to 1.166 at December 31, 2006. The Company held Canadian dollar cash and cash equivalents totaling approximately Cdn$26.26 million and Cdn$40.57 million at March 31, 2007 and December 31, 2006, respectively.

Summary of Quarterly Results
(000’s, except per share data)

	2007		2006
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(757)	(2,168)	(605)	9
Basic net income (loss) per share	(0.01)	(0.03)	(0.01)	0.00
Diluted net income (loss) per share	(0.01)	(0.03)	(0.01)	0.00

	2006		2005
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(367)	15	9,664	(993)
Basic net income (loss) per share	0.00	0.00	0.12	(0.01)
Diluted net income (loss) per share	0.00	0.00	0.12	(0.01)

The quarterly net income (loss) volatility for 2006 was primarily attributable to holding large cash balances in Canadian dollars and high fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains (losses) totaled ($0.05 million), $1.22 million, $0.17 million and ($0.65 million) for the first, second, third and fourth quarters of 2006, respectively. In addition, the fourth quarter of 2006 reflected a write-down of mineral properties, plant and equipment totaling $0.38 million and $0.20 million for restricted stock unit expense due principally to an increase in the Company’s share price from Cdn$3.40 at September 30, 2006 to Cdn$4.60 at December 31, 2006.

The high quarterly net income (loss) volatility for 2005 was also attributable to holding large cash balances in Canadian dollars and high fluctuations in Canadian dollar/U.S. dollar exchange rates. Net foreign exchange gains (losses) totaled ($0.32 million), $1.58 million and $0.15 million for the second, third and fourth quarters of 2005, respectively. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million as a result of a $10 million earn-in payment by Xstrata with respect to the El Morro project.

Liquidity and Capital Resources

The Company had $36.06 million of cash and cash equivalents at March 31, 2007. The Company believes that it has sufficient cash balances to complete construction of the Cerro San Pedro mine and to satisfy its other obligations until such time as the mine begins to generate cash flow from operations, which is expected to occur during the third or fourth quarter of 2007.

The Company had working capital of $34.66 million at March 31, 2007 as compared to working capital of $42.10 million at December 31, 2006. The $7.44 million decrease in working capital primarily resulted from $7.62 million of additions to mineral properties, plant and equipment in the current quarter for construction of the leach pads and process plant facilities, and mine development activities at the Cerro San Pedro project. In addition, approximately $1.57 million was recorded in inventory due to mining and transporting of ore to the leach pads during the current quarter. The Company did not have any inventory in the preceding quarter.

As of May 1, 2007, the Company had issued one class of common shares and had a total of 92,436,651 shares outstanding. The Company had two groups of common share purchase warrants outstanding: 1) 19,257,500 warrants, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008 and 2) 3,835,250 warrants, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009. Stock options outstanding as of May 1, 2007 totaled 2,589,367, each of which is exercisable for one common share at prices ranging from Cdn$1.32 to Cdn$5.10 per share.

Use of Estimates

Inventory

The Cerro San Pedro mine is a run-of-mine operation whereby gold and silver bearing ore is mined and placed on leach pads without screening or crushing. Ore on leach pads represents mined ore that has been stacked on an impermeable pad and is being permeated with chemical solutions to dissolve precious metals which will be recovered in a processing plant in the form of partially refined gold and silver, or doré. The amount of gold and silver in the ore on leach pads is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data. The actual quantities of gold and silver that are ultimately recovered from the ore could be materially different from recorded amounts.

Internal Controls over Financial Reporting

The Company is transitioning from a minerals exploration company to a mine operating company. As a result, the Company has adopted, or will adopt, new internal controls over financial reporting with respect to new business processes relating to inventory, sales and cost of sales. There have been no changes made that have materially affected, or are reasonably likely to materially affect, the Company’s previously existing internal controls over financial reporting.

Corporate Outlook

Construction of the Cerro San Pedro mine was substantially complete as of May 1, 2007. Construction activities that remain to be completed include cells two and three of the phase one leach pad, testing of the recently installed high voltage power line, installation of additional pumps to increase processing plant capacity and construction of a lime silo. Mining and pre-stripping in the pit is currently underway with approximately one million tonnes of ore having been placed on the leach pad. Testing of the process plant began in January 2007, with the initial gold and silver doré being produced in April 2007. The mine is expected to ramp-up production in the 2nd and 3rd quarters of 2007 in order to achieve full production rates by the 4th quarter of 2007. Once full production is achieved, the operation is expected to produce an average of approximately 90,000 ounces of gold and 2.1 million ounces of silver per year over the currently estimated ten-year mine life. Forecast production for the current year is estimated at 40,000 ounces of gold and 950,000 ounces of silver.

Xstrata Plc. ("Xstrata"), the Company’s joint venture partner on the El Morro project, is required to provide the Company with a feasibility study on the project by September 2007. The exploration agreement with Xstrata requires that Xstrata pay the full cost of the feasibility study. The exploration agreement also requires that any future costs relating to exploration work on the El Morro project be shared in accordance with each partner’s ownership interest of 70% for Xstrata and 30% for the Company. Xstrata and the Company have agreed to perform drilling and other exploration activities on the El Morro project totaling approximately $1.2 million during 2007. The Company will be responsible for 30% of the cost of this program. Work on this program is expected to begin late in the second quarter of 2007.

An estimated 3,500-meter drilling program at the Rio Figueroa copper-gold project in Chile is currently underway. The results from this drilling program will be used to better define the limits of the mineralized zone.

Risk Factors and Other

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks, as those described under the heading "Risk Factors" in the Company’s latest Annual Report on Form 20-F.

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

The Company has been notified of various lawsuits and legal actions that have been filed against governmental agencies by a group of project opponents ("Project Opponents") seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company’s operations may be negatively impacted.

As required by an earlier court order, the Mexican governmental agency that issued the Environmental Authorization for the Company’s Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws. The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Company received a new Environmental Authorization in April 2006. The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order. In the event of an adverse ruling from this lawsuit, the Company’s operations may be negatively impacted.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading "Risk Factors" in the Company’s latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Metallica Resources Inc. (a development stage company) Consolidated Balance Sheets
(unaudited) U.S. dollars (000’s)
	March 31,	December 31,
	2007	2006
	$	$
Assets
Current assets:
Cash and cash equivalents	36,063	44,762
Value-added tax receivable and other current assets	3,295	2,991
Inventory (Note 4)	1,700	133
	41,058	47,886

Mineral properties, plant and equipment (Note 5)	92,715	84,827
Other assets	258	240

Total assets	134,031	132,953

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	6,396	5,790

Restricted stock units (Note 8(d))	842	557
Asset retirement obligation (Note 7)	719	611
	7,957	6,958

Shareholders’ equity:
Share capital – 92,234,063 common shares (2006: 92,001,263) (Note 8(a))	134,317	133,572
Contributed surplus	1,485	1,485
Warrants (Note 8(b))	10,364	10,364
Stock options (Note 8(c))	2,493	2,474
Accumulated other comprehensive income (Note 9)	72	–
Deficit	(22,657)	(21,900)
	126,074	125,995
Total liabilities and shareholders’ equity	134,031	132,953

Contingencies (Note 11)
Commitments (Note 12)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc. (a development stage company) Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars (000’s, except share data)

	Three Months Ended March 31,
	2007	2006
	$	$
Interest income	412	337

General and administrative expense	758	455
General and administrative expense – stock-based compensation	207	42
Exploration expense	117	45
Restricted stock unit expense	235	93
Foreign exchange loss (gain)	(168)	53
	1,149	688
Loss before income taxes	(737)	(351)
Income tax provision (Note 10)	20	16
Net loss	(757)	(367)

Deficit at beginning of period	(21,900)	(18,769)
Deficit at end of period	(22,657)	(19,136)
Basic and diluted loss per share	(0.01)	–
Weighted average number of common shares outstanding	92,114,490	84,110,240

Consolidated Statement of Comprehensive Income
(unaudited) U.S. dollars (000’s)
	Three Months Ended
		March 31, 2007
		$
Net loss		(757)
Unrealized gains on available-for-sale securities		224
Comprehensive loss		(533)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc. (a development stage company) Consolidated Statements of Cash Flows
(unaudited) U.S. dollars (000’s)

	Three Months Ended March 31,
	2007	2006
	$	$
Cash flows provided from (used for) operating activities
Net loss	(757)	(367)
Non-cash items:
Depreciation and amortization	17	3
Stock-based compensation expense	207	42
Restricted stock unit expense	235	93
Common share contribution to retirement plan	8	–
Unrealized gain on available-for-sale securities	224	–
Changes in non-cash working capital and other assets	(2,294)	(126)
	(2,360)	(355)

Cash flows used for investing activities
Mineral properties, plant and equipment	(6,666)	(4,022)
	(6,666)	(4,022)

Cash flows provided from financing activities
Proceeds from exercise of warrants	–	54
Proceeds from exercise of stock options	479	440
	479	494

Decrease in cash and cash equivalents	(8,547)	(3,883)
Cash and cash equivalents, beginning of period (as restated, see Note 9)	44,610	42,670
Cash and cash equivalents, end of period	36,063	38,787

Cash and cash equivalents consist of:
Cash on hand and bank balances	1,727	1,983
Short-term investments	34,336	36,804
	36,063	38,787

Non-cash investing activities:
Increase in accounts payable and accrued liabilities related to mineral properties, plant and equipment	1,006	874

Income tax payments	22	28

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc. (a development stage company) Notes to Consolidated Financial Statements
(unaudited) U.S. dollars

1.     Basis of Presentation

These interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements, except as described in Note 3.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2006. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

Certain of the prior period figures have been reclassified to conform with the current period presentation.

2.     Nature of Operations

The Company is engaged in the exploration, acquisition and development of precious and base metal mineral deposits throughout the Americas.

Construction of the Company’s 100%-owned Cerro San Pedro gold and silver mine in Mexico is nearing completion. Commissioning of the process plant facilities is underway. The initial gold and silver doré bar was poured in April 2007.

The Company is also advancing a copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

3.     Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted the two new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants ("CICA").

a)     Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company’s cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices. Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet. These unrealized gains and losses are not reflected in net income until realized.

b)     Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company’s balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $0.15 million decrease to accumulated other comprehensive income. The $0.15 million adjustment resulted from unrealized gains, which were more than offset by related foreign exchange losses, on cash equivalents accounted for as available-for-sale securities (Note 9). As prescribed by these standards, prior periods have not been restated.

4.     Inventory

The Cerro San Pedro mine is a run-of-mine operation whereby gold and silver bearing ore is mined and placed on leach pads without screening or crushing. Ore on leach pads represents mined ore that has been stacked on an impermeable pad and is being permeated with chemical solutions to dissolve precious metals, which will be recovered in a processing plant in the form of partially refined gold and silver, or doré. The amount of gold and silver in the ore on leach pads is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data.

Inventory represents ore on leach pads and includes direct production costs, overhead and depreciation incurred to deliver the ore to the leach pad. In future periods, inventory will also include doré, which will be valued at the average cost per recoverable ounce of gold and silver. All product inventory is valued at the lower of average cost or net realizable value. At March 31, 2007, the Company had ore on leach pad inventory totaling $1.7 million.

5.     Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the three month period ended March 31, 2007 are summarized as follows:

				Plant
	Mineral	Deferred	Construction	and		Accumulated
	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	23,924	20,840	35,213	1,128	81,105	383	80,722
El Morro, Chile	–	114	–	–	114	–	114
Rio Figueroa, Chile	562	2,115	–	–	2,677	–	2,677
Other Projects, Chile	41	13	–	–	54	–	54
Alaska Peninsula, USA	225	855	–	–	1,110	–	1,110
Office Furniture and Equipment	–	–	–	274	274	124	150
Balance at Dec. 31, 2006	24,752	23,967	35,213	1,402	85,334	507	84,827

	Mineral	Deferred	Construction	Plant and		Accumulated
	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	750	802	6,014	94	7,660	38	7,622
El Morro, Chile	–	6	–	–	6	–	6
Rio Figueroa, Chile	7	218	–	–	225	–	225
Other Projects, Chile	14	–	–	–	14	–	14
Alaska Peninsula, USA	–	28	–	–	28	–	28
Office Furniture and Equipment	–	–	–	10	10	17	(7)
2007 Additions	771	1,054	6,014	104	7,943	55	7,888

				Plant
	Mineral	Deferred	Construction	and		Accumulated
	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	24,674	21,642	41,227	1,222	88,765	421	88,344
El Morro, Chile	–	120	–	–	120	–	120
Rio Figueroa, Chile	569	2,333	–	–	2,902	–	2,902
Other Projects, Chile	55	13	–	–	68	–	68
Alaska Peninsula, USA	225	913	–	–	1,138	–	1,138
Office Furniture and Equipment	–	–	–	284	284	141	143
Balance at Mar. 31, 2007	25,523	25,021	41,227	1,506	93,277	562	92,715

6.     Related Party Transactions

The Company entered into a consulting agreement with a director of the Company to provide technical advisory services with respect to the Cerro San Pedro project at a rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $30,400 during the three months ended March 31, 2007. Effective April 1, 2007, the director’s consulting rate was increased to $1,250 per day.

The Company entered into a consulting agreement with a company controlled by an individual, who is a director of the Company, to provide management services with respect to the Cerro San Pedro project. The agreement provides for consulting fees of $6,250 per month. The Company has incurred consulting fees pursuant to this agreement totaling $18,750 during the three months ended March 31, 2007. Effective April 1, 2007, the director’s consulting rate was increased to $7,188 per month.

7.     Asset Retirement Obligation

The Company’s environmental permit for its Cerro San Pedro project requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has recorded an asset retirement obligation for its Cerro San Pedro project as follows:

(000’s)
$
Balance at December 31, 2006	611
Accretion	13
Additional reclamation provision	95
Balance at March 31, 2007	719

The asset retirement obligation is calculated as the net present value of the estimated future cash outflows as of March 31, 2007 of $1.2 million. Commencement of reclamation activities are expected to begin in 2016. The present value of the estimated future cash outflow layer for 2007 assumes an inflation rate of 2.5% and has been discounted using a risk-adjusted rate of 7.75%. The asset retirement obligation at March 31, 2007 of $0.7 million, which includes accretion totaling $0.1 million, has been capitalized as mineral properties, plant and equipment.

8. Share Capital

a) Common shares issued and outstanding

	Shares	Amount
	(000’s)	(000’s)
		$
Balance at December 31, 2006	92,001	133,572
Exercise of stock options for cash	233	480
Fair value of stock options exercised	–	265
Balance at March 31, 2007	92,234	134,317

b)     Warrants

On December 20, 2006, the Company issued 3.8 million common share purchase warrants in conjunction with a private placement equity financing. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009. As of March 31, 2007, none of the warrants had been exercised.

On December 11, 2003, the Company issued 19.4 million common share purchase warrants in conjunction with a public equity offering, of which 19.3 million were outstanding at March 31, 2007. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 through December 11, 2008. None of these warrants were exercised during the three months ended March 31, 2007.

c)      Stock options

The following table summarizes stock options outstanding and changes in fair value of stock options as of March 31, 2007:

	Weighted
	Average	Stock
	Exercise	Options	Amount
	Price	Outstanding	(US$)
	(Cdn$)	(000’s)	(000’s)
	$		$
Balance at December 31, 2006	2.41	3,067	2,474
Stock options granted	5.10	30	–
Compensation cost recognized	–	–	315
Stock options exercised for cash	2.43	(233)	--
Fair value of stock options exercised	–	–	(265)
Stock options forfeited	4.05	(74)	–
Fair value of stock options forfeited	–	–	(31)
Balance at March 31, 2007	2.40	2,790	2,493
Exercisable at March 31, 2007	1.98	1,819

The total fair value of options granted during the three months ended March 31, 2007 was $0.1 million. These options vest over a two-year period.

The fair value of options granted in 2007 has been calculated using the Black-Scholes Option Pricing Model with the following assumptions.

2007 Grants
Risk-free interest rate (Canada)	3.95%
Expected dividend yield	0.0%
Expected price volatility	67%
Expected life of option	3.7 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d) Restricted stock units

The settlement of RSUs will be made in cash and is calculated at the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. The Company has 120,000 and 250,000 RSUs outstanding that vest on March 10, 2008 and March 9, 2009, respectively, with a fair value of $0.8 million at March 31, 2007. RSU expense is recorded over the vesting period.

9. Accumulated Other Comprehensive Income

(000’s)
$
Balance at December 31, 2006	–
Unrealized losses on available-for-sale securities	(152)
Balance at January 1, 2007 on adoption of new accounting standard	(152)
Unrealized gains on available-for-sale securities	224
Balance at March 31, 2007	72

10.     Income Taxes

The current period income tax provision represents the Company’s proportionate interim share of the estimated to date 2007 tax obligation associated with a profitable Mexican subsidiary.

11.     Contingencies

a)     The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b)    The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents ("Project Opponents") against governmental agencies. The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company’s operations may be negatively impacted.

c)     As required by an earlier court order, the Mexican governmental agency that issued the Environmental Authorization for the Company’s Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws. The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Company received a new Environmental Authorization in April 2006. The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order. In the event of an adverse ruling from this lawsuit, the Company’s operations may be negatively impacted.

12.     Commitments

In April 2007, the Company entered into an agreement with a law firm to provide legal services with respect to ongoing litigation at the Cerro San Pedro project. In the event that the litigation is resolved in favor of the Company by December 31, 2007, the Company will pay the law firm a success fee of approximately $1 million.

METALLICA RESOURCES INC.

c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112 USA